UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Friend, Seymour
   3804 Monserrate Street
   Coral Gables, FL  33134
   USA
2. Issuer Name and Ticker or Trading Symbol
   Medicore, Inc.
   MDKI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   July 27, 2000
5. If Amendment, Date of Original (Month/Year)
   August 8, 2000
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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2000 Stock Option (Rig|$1.38   |7/27/|A   | |50,000     |A  |7/27/|7/26/|common stock|50,000 |       |50,000      |D  |            |
ht to Buy)*           |        |00   |    | |           |   |00   |05   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
* Granted under the Company's 1989 Stock Option
Plan
Confirming Statement authorizing Lawrence E. Jaffe to sign original Form 4 as follows:

  SEYMOUR FRIEND

   c/o Medicore, Inc.

2337 W. 76th Street

 Hialeah, FL 33016

CONFIRMING STATEMENT
          This statement confirms that the undersigned, Seymour Friend, has authorized and designated Lawrence E.
Jaffe to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Medicore, Inc. The authority of Lawrence E. Jaffe under this Statement shall continue until August 31, 2000, unless earlier revoked in writing. The undersigned acknowledges that Lawrence E. Jaffe is not assuming any of the undersigned's responsibilities to comply with
Section 16 of the Securities Exchange Act of
1934.

               /s/ Seymour Friend
Date:  August        , 2000
______________________________

               SEYMOUR FRIEND
SIGNATURE OF REPORTING PERSON
/s/ SEYMOUR FRIEND
DATE
September 13, 2000